SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. --)*

VINYL PRODUCTS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

(CUSIP Number)

William P. Ruffa
Ruffa & Ruffa, P.C.
110 East 59th Street
New York, NY 10022
212-355-0606
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 927592 105

(1)	Names of reporting persons: Garabed Khatchoyan
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only.
(4)	Source of funds: OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) : ☐
(6)	Citizenship or place of organization: Mr. Khatchoyan is a citizen of the United States.
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 10,000,000
	(8)	Shared Voting Power: -0-
	(9)	Sole Dispositive Power: 10,000,000
	(10)	Shared Dispositive Power: -0-
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 43.7*
(14)	Type of Reporting Person (See Instructions) IN
* This calculation is based upon 22,864,000 shares of common stock of Vinyl Products, Inc. outstanding as of November 25, 2008, as reported in Vinyl Products, Inc.'s report on Form 8-K dated November 26, 2008.

Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates to is shares of common stock, $0.0001 par value, of Vinyl Products, Inc., a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are located at 2210 South Ritchey Street, Santa Ana, California 92705.

Item 2. Identity and Background

(a) Name:  Garabed Khatchoyan (the "Reporting Person")

(b) Residence or business address: 2210 South Ritchey Street, Santa Ana, California 92705.

(c) The Reporting Person is a director, officer and principal stockholder of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On November 20, 2008, pursuant to a Share Exchange Agreement entered into by and between the Issuer, on the one hand, and The Vinyl Fence Company, Inc. ("TVFC"), the members of the board of directors of TVFC and the shareholders of TVFC (the "Exchange Agreement"), the Reporting Person acquired an aggregate of 10,000,000 shares of the Issuer's common stock in exchange for 10,000,000 shares of common stock of TVFC owned by him.

As a result of the transactions affected by the Share Exchange Agreement, the Issuer acquired 100% of the capital stock of TVFC and acceded to that company's business and operations. Prior to the transactions affected by the Share Exchange Agreement, the Issuer was a public reporting shell company in the development stage.

Item 4. Purpose of Transaction

The purpose of the transactions affected by the Share Exchange Agreement were to permit the Issuer to acquire TVFC.

Other transactions included, without limitation:

Under the Share Exchange Agreement, the Issuer assumed TVFC's obligations under options to acquire 133,800 shares of its common stock held by the employees of TVFC. The options are exercisable at a price of $.50 per share. The Issuer agreed to register the shares underlying the options for public resale under the Securities Act of 1933.

The Issuer amended its articles of incorporation to change its corporate name to "Vinyl Products, Inc."

Each of the members of the Issuers board of directors and its executive officers through the date of the Share Exchange Agreement resigned and appointed two of the members of the board of directors of The Vinyl Fence Company, Inc., including Mr. Khatchoyan, who, in turn, appointed new officers.

Pursuant to the Share Exchange Agreement, the Issuer agreed to register for public resale under the Securities Act of 1933 up to 3,133,800 shares of its common stock on behalf of holders of its common stock after giving effect to the transactions affected by that agreement. The common stock to be registered includes: 700,00 shares held by the directors and officers of the Issuer prior to the Share Exchange Agreement, up to 2,300,000 shares issued pursuant to the Share Exchange Agreement and 133,800 shares issuable under the options assumed by the Issuer.

All of holders of the Issuer's common stock prior to giving effect to the transactions affected by the Share Exchange Agreement, other than Mr. Khatchoyan and Mr. Knott, the current directors and principal stockholders of the Issuer, entered into a Lock Up/Leak Out Agreement with the Issuer pursuant to which they have agreed to hold such shares for a period of six months after the effective date of the registration statement that includes their shares and thereafter to sell no more that 1/36th of the total number of shares they own in each month.

The Issuer completed an offering of 64,000 shares of its common stock to 10 accredited investors pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended, at a price of $1.00 per share. The Issuer agreed to register all of the shares sold in such offering for public resale under the Securities Act of 1933, as amended,.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right from time to time to acquire or dispose of shares of common stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owns 10,000,000 shares of the Issuer's common stock, which represents approximately 43.7% of the Issuer's class of common stock.

 (b) The Reporting Person may be deemed to hold sole voting and dispositive power over the 10,000,000 shares of common stock of the Issuer as issued to the Reporting Person.

(c) Other than the acquisition of the shares has reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 10,000,000 shares of common stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the arrangements pursuant to the Share Exchange Agreement described above, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

(a) Share Exchange Agreement dated November 20, 2008 by and between the Issuer, on the one hand, and TVFC, the members of the Board of Directors of TVFC and the holders of all the outstanding shares of common stock of TVFC, on the other hand.*

(b) Registration Rights Agreement dated November 20, 2008 between the Issuer and the certain persons named therein, including the Reporting Person.*

* Incorporated by reference to the exhibits to the Issuer's Current Report on Form 8-K filed with the SEC on November 26, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 2008

	By:	/s/ Garabed Khatchoyan
Garabed Khatchoyan